Coca-Cola İçecek

SUPPL

FILE 82-35049

07028911

December 18, 2007

PROCESSED
JAN 07 2008
THOMSON FINANCIAL

SEC MAIL PROCESSING RECEIVED
DEC 20 2007
WASH. D.C. 186 SECTION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Office of International Corporate Finance

Re: Rule 12g3-2(b) submission by Coca-Cola İçecek A.Ş. (the "Company")

Ladies and Gentlemen:

We refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to Coca-Cola İçecek A.Ş. We hereby transmit to you, in accordance with the provisions of the Rule, the following announcement made to the Istanbul Stock Exchange on December 17, 2007.

This announcement is made based on news in the media on acquisition of an equity stake in Coca-Cola Beverages Pakistan Ltd. ("CCBPL").

As it was announced on December 13, 2007 Coca-Cola Icecek ("CCI") has commenced discussions with The Coca-Cola Company ("TCCC") on options in acquiring an equity stake in CCBPL , which is majority owned by TCCC. As discussions have commenced the acquisition price is not yet determined. Should further developments on the issue arise, CCI will make the necessary announcements.

Pakistan, with an approximate population of 165 million, 67% of which is less than 30 years of age, offers growth potential for CCI, currently serving an area of 9 countries with a population of 170 million.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Kindly acknowledge receipt of this letter and the submission of the documents delivered herewith by stamping the duplicate copy of this letter and returning it in the envelope provided.

Sincerely,

Coca-Cola İçecek

dlw 1/3

COCA-COLA İÇECEK A.Ş.
Genel Müdürlük: Esenşehir Mah. Erzincan Cad. No:36, 34776 Yukarı Dudullu, Ümraniye-İstanbul Tel: 90 (216) 528 40 00 Fax: 90 (216) 365 84 67-68

Coca-Cola İçecek

FILE 82-35049

December 14, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Office of International Corporate Finance

Re: Rule 12g3-2(b) submission by Coca-Cola İçecek A.Ş. (the "Company")

Ladies and Gentlemen:

We refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to Coca-Cola İçecek A.Ş. We hereby transmit to you, in accordance with the provisions of the Rule, the following announcement made to the Istanbul Stock Exchange on December 13, 2007.

Coca-Cola İçecek ("CCI") has commenced discussions with The Coca-Cola Company ("TCCC") on options in acquiring an equity stake in Coca-Cola Beverages Pakistan Ltd. ("CCBPL") which is majority owned by TCCC.

Should further developments on the issue arise, CCI will make the necessary announcements.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Kindly acknowledge receipt of this letter and the submission of the documents delivered herewith by stamping the duplicate copy of this letter and returning it in the envelope provided.

Sincerely,

Coca-Cola İçecek A.Ş.

END

COCA-COLA İÇECEK A.Ş.
Genel Müdürlük: Esenşehir Mah. Erzincan Cad. No:36, 34776 Yukarı Dudullu, Ümraniye-İstanbul Tel: 90 (216) 528 40 00 Fax: 90 (216) 365 84 67-68